

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2012

<u>Via Email</u>
Kent J. Thiry
Chief Executive Officer
DaVita Inc.
1551 Wewatta Street
Denver, CO 80202

Re: **DaVita Inc.**
Amended Registration Statement on Form S-4
Filed August 29, 2012
File No. 333-182572

Dear Mr. Thiry:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4, filed August 29, 2012

1. We reissue comment three of our letter dated August 2, 2012. Please revise the prospectus cover page to clearly reflect disclosure of the public offering, including the resale registration. Such disclosure should clearly set forth the number of shares being registered for resale. Similarly revise the fee table.

2. We note your response to comment 7 from our letter dated August 2, 2012 and reissue. Please revise to address material projections provided by HCP to Davita or provide a more detailed analysis as to why the projections are not material. Such projections would appear to be material to HCP investors, who will be voting on this transaction. To the extent you continue to believe the projections are not material, provide us supplementally with the projections.

 Exhibits

3.   Please include in the exhibits index the material agreements filed with the Form 8-K on August 28, 2012, which relate to the financing for this merger, and incorporate them by reference. In addition, Exhibit 10.1 to the Form 8-K is missing exhibits, schedules, and/or attachments. Please file the agreement in its entirety.

4.   We reissue comment 11 of our letter dated August 2, 2012. Please file Dr. Margolis' employment agreement, as required by Item 601(b)(10) of Regulation S-K which you disclose on page 96 was entered into concurrently with the merger agreement. We note that you are negotiating terms to amend the employment agreement. When such terms have been finalized, please file the agreement or a form of the agreement and update the disclosure in the prospectus to reflect the amended terms.

Exhibit 5.1

5.   Your opinion refers to the substantive laws of the States of New York and Ohio; however, the issuer is incorporated in Delaware. The legality opinion should be based upon the laws of the state of incorporation. Please revise your opinion accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

Cc: David Slotkin